Free Writing Prospectus (to the Preliminary Prospectus Supplement dated July 18, 2023 and Prospectus dated May 12, 2023)

July 18, 2023
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
5.875% SENIOR NOTES DUE 2028

Issuer:	Jefferies Financial Group Inc.
Issue:	5.875% Senior Notes due 2028 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2 (Stable) / BBB (Stable) / BBB (Positive)*
Principal Amount:	$1,000,000,000
Trade Date:	July 18, 2023
Settlement Date:	July 21, 2023 (T+3)
Final Maturity:	July 21, 2028
Interest Payment Dates:	Semi-annually on January 21 and July 21, commencing on January 21, 2024
Benchmark Treasury:	4.000% UST due June 30, 2028
Spread to Benchmark:	T+200 basis points
Treasury Strike:	99-31
Treasury Yield to Maturity:	4.007%
Coupon:	5.875%
Yield to Maturity:	6.007%
Public Offering Price:	99.437% of principal amount
Underwriting Discount:	0.350%
Net Proceeds, Before Expenses:	$990,870,000
Day Count Convention:	30/360
Make-Whole Call Payment:	Prior to June 21, 2028 (one month prior to the maturity date of the Notes), UST + 30 basis points
Par Call Payment:	On or after June 21, 2028, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	47233W BM0
ISIN:	US47233WBM01
Lead Book-Runner:	Jefferies LLC
Joint Book-Runner:	SMBC Nikko Securities America, Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
Natixis Securities Americas LLC
Co-Managers:	Citigroup Global Markets Inc.
Santander US Capital Markets LLC
Standard Chartered Bank
U.S. Bancorp Investments, Inc.
AmeriVet Securities, Inc.
Academy Securities, Inc.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com or from SMBC Nikko Securities America, Inc., by calling toll-free at 1-888-868-6856 or by emailing prospectus@smbcnikko-si.com.